Exhibit 99.1

Tencent Music Entertainment Group Announces Appointment of New Independent Director

SHENZHEN, China, Oct. 26, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that Mr. Adrian Yau Kee Mak has been appointed as an independent director on the Company’s board of directors (the “Board”) under relevant U.S. securities law and NYSE rules, effective October 26, 2020. Mr. Mak will serve as a member of the Audit Committee of the Board.

Mr. Mak joined Television Broadcasts Limited (HKEX: 00511) in 2004 where he currently serves as the Chief Financial Officer, the company secretary and a member of its Investment Committee. Prior to that, Mr. Mak was the Chief Financial Officer of Global Digital Creations Holdings Limited (HKEX: 08271) and the Chief Financial Officer of CyberCity Holdings Limited. Before entering the corporate sector, he was Associate Director of Corporate Finance of the Securities and Futures Commission in Hong Kong, focusing on takeovers, mergers, listing policy and market development. He has also qualified as a Chartered Accountant with KPMG in the UK.

Mr. Mak received his B.Sc. (Hons) in Chemical Engineering from the University of Birmingham in 1983. He is a fellow of the Institute of Chartered Accountants in England and Wales (FCA), the Hong Kong Institute of Certified Public Accountants (FCPA), and the Hong Kong Investor Relations Association.

“We are honored to have Adrian joining us as an independent director,” said Tao Sang Tong, Chairman of TME. “He is a highly accomplished and widely respected leader in finance with extensive experience in corporate and regulatory authority.  We are confident that he will provide valuable perspectives on the business strategy and on compliance for TME. We are excited that Adrian is joining TME’s board and look forward to his participation and contributions.”

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606